

Global Investment Outlook & Strategy Update
Executive Summary

April 8, 2024

In our April 2024 report, we discuss the economic outlook and our global investment strategy in more detail. Topics covered include:

- U.S. GDP Continues to Surprise to Upside; Soft Landing Now Consensus
- China's Incremental Policy Stimulus Clouds Global Economic Outlook
- Fed Remains on Hold, but We Still Expect Three 25bp Rate Cuts in 2024
- Income Offers Attractive Taxable Bond Returns Even as Rate Cuts Loom
- Strong Demand for Tax-Exempt Municipals Offsets Increase in Supply
- Expected Shift in Volatility Supports Growth and Quality Equity Bias

To download the compete report, please see our Global Investment Outlook & Strategy (PDF) or reach out to one of us.

Keith McFadyen
Director - Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director - Investment Advisory
(312) 550-5809
fcm@sitinvest.com

In Focus: Better Days Ahead for Dividend-Paying Stocks as Headwinds Peak









Sources: Ned Davis Research, FactSet, CME Group, 3/31/24

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Disclosure

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com